

CVB Financial Corp.

2022 SUMMARY ANNUAL REPORT



#1 Best Bank in America[1]



Forbes 2023
AMERICA'S BEST BANKS

Ranked #3
Top 50 Public Banks
S&P Global Market Intelligence, 2022

Super Premier Performing Bank
Findley Reports, 2022

★★★★★
Five-Star Superior Rating
BauerFinancial, 2022

BBB+
Strong Rating Outlook
Fitch Ratings, 2022

$235.4 Million
Net Earnings
Highest in Company History

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183 Consecutive
Quarters of Profitability
Over 45 Years

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133 Consecutive
Quarters of Cash Dividends Paid
Over 33 Years

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[1]CVB Financial Corp. is the holding company for Citizens Business Bank



Since 1974, Citizens Business Bank has been creating banking relationships by focusing on our customers and helping them achieve more for their business, their employees, and the communities they serve. Our founder, George A. Borba Sr., was an enterprising dairy farmer and small business owner from Southern California. George saw a need to support other business owners in his community by helping them preserve and enhance the value of their companies. He shared his vision with a group of local business leaders who cared deeply about their community, and together they set out to design a new banking experience.

Chino Valley Bank was established in August of 1974. 48 years later, Citizens Business Bank has grown to over $16 billion in assets with over 60 banking locations and 4 trust offices throughout California. We changed our name to Citizens Business Bank along the way, but we still hold true to our original vision.

We are proud to be in the position to assist entrepreneurs with opportunities to foster and grow their businesses. Our customers' success is our success. We are able to build long-standing relationships with each customer by treating them the way we would want to be treated. In fact, many of our customers have banked with us for decades. Our unwavering commitment to our Five Core Values is the reason we are consistently recognized as one of the top-performing banks in the nation.

Our Vision

Citizens Business Bank will strive to become the premier financial services company operating throughout the state of California, serving the comprehensive financial needs of successful small to medium-sized businesses and their owners.

Our Mission

The mission of Citizens Business Bank is to achieve superior performance and rank in the top ten percent of all financial institutions in the nation in return on equity and return on assets. This will be achieved by delivering the finest in financial products and services through relationship banking commitments with businesses and professionals throughout California. It will be supported by an unqualified commitment to our five core values of financial strength, superior people, customer focus, cost-effective operation, and having fun.

Table of Contents

Board of Directors



Hal W. Oswalt
Chairman



George A. Borba
Vice Chairman



David A. Brager
President
Chief Executive Officer



Raymond V. O'Brien III
Director



Stephen A. Del Guercio
Director



Anna Kan
Director



Jane Olvera Majors
Director



Kimberly Sheehy
Director

To our Shareholders, Customers, and Associates

2022 in Review

Our focus on banking the best privately held small to medium-sized businesses and their owners has stood the test of time. In 2022, we achieved the highest annual earnings in our company's 48 years of business. We reported 183 consecutive quarters of profits and paid our 133rd consecutive quarterly cash dividend to our shareholders, which was increased twice during 2022. We enter 2023 ranked as the #1 Bank in America by Forbes 2023 Best Banks in America for the fourth time in the past eight years. We continue our designation as a "Super Premier" Performing Bank by The Findley Reports, our Five-Star Superior rating from BauerFinancial, and our BBB+ rating from Fitch Ratings. We are pleased with our record results in 2022 and remain committed to the mission and vision of Citizens Business Bank.

Net earnings were $235.4 million for the year ended 2022, compared with $212.5 million for the year ended 2021. Total assets at December 31, 2022 increased by $592.8 million, or 3.73%, from total assets of $15.88 billion at December 31, 2021. Additionally, pretax pre-provision income grew from $272.1 million in 2021 to $338.9 million for the year ended December 31, 2022.

The economic environment remains uncertain and challenging. We have seen the impact on the Bank, as well as on our customers, from a tight labor market, wage inflation, and overall inflationary pressures. We are committed to supporting our customers, associates, shareholders, and our communities as everyone continues to face potential economic uncertainty.

There were significant changes to our Boards of Directors throughout the year. In May, the Board of Directors elected Hal W. Oswalt as Chairman of the Boards of CVB Financial Corp. and Citizens Business Bank, replacing Raymond V. O'Brien. Mr. O'Brien continues to serve as a Director on both Boards. It is with great regret that we announced the passing of Rodrigo Guerra, Jr., one of our esteemed Directors this past October. Rod was a tremendous addition to our Boards, and we all benefitted from his keen insight and broad experience. We were deeply saddened to lose Rod, and will be forever grateful for his friendship and stellar service to our organization. It was truly a privilege to work alongside him. Lastly, we were pleased to welcome Kimberly Sheehy to our Board of Directors as the Chair of our Audit Committee. Kim's strong background as a financial executive and in technology has nicely complemented the experience and skill set of the Boards.

Continued on next page

Continued

In July, we launched the Borba Scholarship Program in honor of our founding Chairman, George A. Borba, Sr. The new program awards educational expense assistance, whose applications are approved by a review committee of fellow associates, to dependents of Bank associates with up to $2,500 distributed to each selected student.

Our strong financial position has allowed our Bank to continue to support the communities we serve. In 2022, Citizens Business Bank contributed approximately $1.73 million in donations to a variety of charitable organizations supporting individuals and businesses in our communities. Our Annual Charity Golf Tournaments raised a combined total of $170,000 in 2022 for community benefit organizations in Orange County and Greater Los Angeles.

As we move into 2023, we will remain disciplined in our approach and we will strive to maintain consistent earnings, strong capital levels, and solid credit quality. On behalf of our Board of Directors, we thank our associates for their hard work and dedication, our customers for their business and ongoing loyalty, and our shareholders for their continued support and trust.



Hal W. Oswalt
Chairman of the Board

David A. Brager
President and Chief Executive Officer



Financial Highlights

At year end, we reported our 183rd consecutive quarter of profitability and paid our 133rd consecutive quarterly cash dividend to shareholders. We will continue to focus on improving key financial metrics, including profitability and asset quality.

Total Assets

(Dollars in Billions)



2022 $16.5
2021
2020
2019
2018 $11.5

Total Deposits[1]

(Dollars in Billions)



$9.3

$13.4

2018   2019   2020   2021   2022

[1]*Includes customer repurchase agreements.*



$108.1

$70.2

2018   19   20   21   22

Dividends Declared

(Dollars in Millions)



$1.9

$1.9

2018   19   20   21   22

Shareholders' Equity

(Dollars in Billions)



$1.67

$1.24

2018   19   20   21   22

Diluted Earnings Per Share



$8.2

$5.2

2018 19 20 21 22

**Noninterest
Bearing Deposits**

(Dollars in Billions)



$50.0

$43.5

2018 19 20 21 22

**Noninterest
Income**[2]

(Dollars in Millions)

[2] *Excludes gain on sale of loans, securities,
branches, and gain on eminent domain.*



$9.1

$7.8

2018 19 20 21 22

Total Loans

(Dollars in Billions)

Efficiency Ratio[3]



45.83% 40.16% 41.40% 41.09% 38.98%

2018   2019   2020   2021   2022

[3] *Noninterest expense divided by net interest income before provision for credit losses plus noninterest income.*

Net Earnings

(Dollars in Millions)



2022	$235.4
2021	
2020	
2019	
2018	$152.0



Valued Customers

Our founders believed in the power of building long-lasting
and genuine relationships with our customers. For over 48 years, this belief
has helped to set us apart from other financial services companies.
The relationships we build with our valued partners continues to lead to
successful outcomes for both the customer and our Bank.

Union Station Homeless Services

Valued Customer Since 1999

Union Station Homeless Services was founded in the 1970s as an outreach program in the San Gabriel Valley of California. The nonprofit was initially started to help people living on the streets with meals and shelter, but they soon found that the program wasn't enough by itself. Over the years, Union Station Homeless Services has evolved to provide interim housing solutions on the way to permanent housing for adults and families with minors. Their practice of the Housing First model of care has led to a 97% success rate of clients who have been housed and have not returned to homelessness.

Anne Miskey, President & Chief Executive Officer, explains why Union Station Homeless Services initially chose Citizens Business Bank for their banking needs more than 20 years ago. "We have the same issues as any other business, but there is also an added layer as a nonprofit organization. One thing we were looking for was a bank that understands the nonprofit world, specifically the unique banking needs of nonprofits." They found their partner in Citizens Business Bank. "Our organization has gone through phenomenal growth, recently doubling in size," says Anne. "Our Relationship Manager has been incredibly responsive and helpful. He worked with us through the process to help increase our **Line of Credit**. Through it all, he worked with us to be in a strong position."

Union Station Homeless Services relies on the Bank's convenient financial services to allow them to focus on their mission to end homelessness through housing solutions, supportive services, and connection to community. The nonprofit organization maintains **Business Checking** and **Business Savings** accounts, accessed through **Business Online Banking**, to meet their day-to-day banking needs. As Union Station Homeless Services gears up to celebrate 50 years of serving San Gabriel Valley communities, Citizens Business Bank will continue to be a partner in achieving their long-term goal to combat homelessness.



Anne Miskey, *President & Chief Executive Officer*
Jesse Torres, *Chairman*

"Citizens Business Bank understands nonprofits and has been really, really great to work with."



Richard Preciado, *Managing Partner*

"Whatever we've needed, Citizens Business Bank has been able to provide."

Hutchinson and Bloodgood LLP

Valued Customer Since 2008

Founded in 1922, Hutchinson and Bloodgood LLP is a California based firm offering a full range of accounting, tax and consulting services to their clients throughout the state, nationally and internationally. Hutchinson and Bloodgood LLP, like Citizens Business Bank, has a history of providing business customers with the finest in products and services built on long-term customer relationships. This alignment of values lead the firm's partners to look to Citizens Business Bank for their financial services needs beginning in 2008.

"We chose Citizens Business Bank because it isn't a goliath bank," explains Richard Preciado, Managing Partner. "We were looking for that small-town feel. I can pick up the phone and talk to our Relationship Manager. It's the same for our own clients. Instead of just being a number, I feel that the Bank is going to provide attention." When Richard has a question or needs something addressed, his Relationship Manager is ready to answer. "I have never had an issue come up that couldn't be resolved in a timely manner," says Richard. "To me, that is huge!"

With five locations in California, Hutchinson and Bloodgood LLP has a steady need for the Bank's products and services. Some of those services include **Business Online Banking** and **Remote Deposit Capture**, which allow Richard and his team to handle the firm's financials without ever stepping foot in a Business Financial Center. A high volume of check processing means the firm relies on **Positive Pay Check** for an added level of security and to help prevent check fraud. As Richard continues to grow the business, he knows he has support from a solid banking relationship to keep everything running smoothly. "This has been a great relationship," Richard adds. "We want it to continue."

HdL Companies

Valued Customer Since 2017

HdL Companies is a leader in auditing, operations, and revenue solutions for hundreds of government agencies throughout California, and they're continuing their expansion across the country. In the last five years, HdL Companies has expanded their footprint east to Colorado, Texas, Alabama, and Georgia. "For a growing company, it is imperative to have a great banking partner," says Andy Nickerson, President.

When HdL Companies required financing for a large project, they took the opportunity to evaluate a new financial services company. "We went to three different banks for a proposal, and Citizens Business Bank really stood out," says Andy. "The Bank's culture mirrors HdL's own culture. Our community commitment is part of our DNA too." When it comes to involvement in the communities they serve, HdL Companies has been one of the largest sponsors of Citizens Business Bank's Annual Charity Golf Classic that raises funds for local community benefit organizations.

In 2017, HdL Companies moved their financial services to Citizens Business Bank, and have since implemented a variety of **Treasury Management** services to make their everyday banking more convenient. Andy relies on the CitizensTrust **Wealth Management** team to deliver hands-on management of assets tailored to his company and his goals. "We financed three acquisitions through Citizens Business Bank, and relied on **Commercial Real Estate Financing** for our headquarters," comments Andy.

Andy Nickerson, *President*



"We love working with everybody at Citizens Business Bank. This has been a phenomenal partnership."



Tony Sedler, *President & Chief Executive Officer*
Andrew Sedler, *Chief Operating Officer*

"Our experience with the Citizens Business Bank team has been absolutely incredible."

Burbank Dental Laboratory

Valued Customer Since 1997

Burbank Dental Laboratory was founded more than 40 years ago with a focus on customer service and patient satisfaction. Their customer-first approach has helped transform the company through the years into a leader in dental restorations in Southern California. Tony Sedler, President & Chief Executive Officer, expects the same high level of service from his banking partner.

In 1997, Tony was looking for a bank that could better meet Burbank Dental Laboratory's complex financial needs. "I was unhappy with the bank we were using," explains Tony. "My wife was working for another company that banked with Citizens Business Bank, and she recommended their Relationship Manager. We've been with the Bank and our Relationship Manager for more than 20 years now! In that time, I've referred my good friends and business partners to the Bank too."

"Our Relationship Manager is the true definition of private banking," says Tony. "He always tells us, 'I'll take care of you.' He helps us put loans together, keeps us informed, and is available whenever we need to reach him." Obtaining **Owner-Occupied Commercial Real Estate Financing** has been essential to Burbank Dental Lab's growth. The company achieves efficient operational services through a wide range of **Treasury Management** services, including **Positive Pay Check**. "Positive Pay is amazing," says Tony, "because the tool provides me with an added sense of security for each check we write." With ongoing support from the Bank, Burbank Dental Laboratory will continue to provide patients in Southern California with high-quality customer service and outstanding dental restorations.

Century 21 Select Real Estate, Inc.
Select Property Management, Inc.

Valued Customer Since 2006

Dan Jacuzzi runs the Select Group of Real Estate Services, which is comprised of seven companies serving Northern and Central California, Lake Tahoe, and Northern Nevada. Century 21 Select Real Estate has more than 1,200 realtors in 50 locations, and the agents have provided a steady stream of referrals to Citizens Business Bank over the years. Select Property Management manages approximately 5,000 homes in Northern California and Nevada. Since 2006, Dan's team has worked closely with the Bank, forming a long-term banking relationship between the companies.

"The most important thing, to me, is dealing with the local bank where you are actually able to talk to real people," says Dan. "The ability to walk into a Center and talk to an individual. The ability to reach out and talk to management and an executive when needed." Citizens Business Bank's focus on building long-lasting, genuine relationships with customers helps to set the Bank apart from other financial services companies. Shortly after the move to Citizens Business Bank in 2006, Dan received reassurance that his company made the right decision. "We were previously with one of the large banks, but when we moved our accounts – and significant deposits – to Citizens Business Bank, nobody from our old bank even called to ask about it."

Dan's companies use a full suite of **Treasury Management** services for security and expanded **Merchant Processing**. **Positive Pay Check** is the type of fraud prevention service that businesses hope they will never need, but are thankful to have in place when fraud does occur. "Recently, we had fraudsters attempt to forge checks using our name, but Citizens Business Bank immediately took care of the issue. Their Positive Pay system helped catch it right away and the Bank took care of us." As Dan continues to grow business, he plans to use Citizens Business Bank as the first stop for new accounts and lending needs.

Dan Jacuzzi, *Chief Executive Officer*

SELECT GROUP
40th ANNIVERSARY

"I appreciate being able to pick up the phone with the Bank and the person on the other end knows your voice. They know you."



Diamond Valley Dairy
Thousand Valley Hills Dairy, LLC

Valued Customer Since 2008

Since 2005, the DeJager family has operated Diamond Valley Dairy, a sizeable dairy farm nestled in the scenic Oregon countryside. When their new farm was first growing strong, Kevin and Tahni DeJager knew they would have to find a suitable bank with experience in dairy and livestock if they wanted to continue the growth. In 2008, the DeJagers met with Larry Zivelonghi, Executive Vice President and Manager of the Dairy & Livestock Industries Group, to build Diamond Valley Dairy into the operation it is today.

"Our relationship with the entire Dairy & Livestock team has been excellent every step of the way," says Kevin. "We set our long-term goals and the Bank has been there." Tahni adds, "Larry's knowledge of the dairy industry is such an asset. We're going to regret the day he retires." Kevin and Tahni were able to complete a partner buyout of Diamond Valley Dairy in 2021 using a combination of **Commercial Real Estate Financing** and **Lines of Credit**. In 2022, Citizens Business Bank worked with Kevin, Tahni, and their son Jonny to secure an additional **Line of Credit**, which would be essential for expansion to a second nearby farm, Thousand Hills Dairy, LLC. Today, there are more than 1,900 dairy cows between the two locations, with future plans to continue the growth.

Herd/Feed Lines of Credit have been essential to Diamond Valley Dairy's livestock operations over the years, and **Demand Deposit Accounts** along with **Online Banking** have provided the DeJagers with flexibility to access their funds as needed. Despite the long-distance banking relationship, the DeJagers are eager to share their banking experience with other dairy farmers in Oregon, regularly referring new customers to the Dairy & Livestock Industries Group.


Eric DeJager, Ella DeJager, Tahni DeJager, Kevin DeJager, Jonny DeJager

"What stands out is how relationship-based everything is"



Services

We're in the business of helping our customers build their business. We achieve this by taking the time to learn about our customers, their businesses, and their long-term goals before offering a wide array of relevant products and services. The banking relationships we build with our customers enable us to customize our banking, lending, and investing solutions to each of their unique business needs.

Banking

Business



Accounts

Business Checking | Business Savings | Zero Balance Account | Attorney Client Trust
Investment Checking | Premium Money Market | CDARS® | Business Sweep[1]
Analysis Business Plan | Certificate of Deposit



Fraud Prevention

Check Positive Pay | Reverse Positive Pay | CardValet® | Safe Deposit Box
Positive Pay Payee Match | ACH Positive Pay



Payables

Bill Pay | ACH Origination | Credit Card | Commercial Card
Debit Card | Wire Transfer | Tax Payment Services | Apple Pay®



Receivables

Remote Deposit Capture | Merchant Services | Lockbox | Cash Vault Services
ACH Origination | Bill Pay Consolidation | Image Cash Letter | Smart Safe Advanced Credit



Data Management

Business Online Banking | Mobile Banking | Disbursement Reporting | Information Reporting
E-Statements | Mobile Deposit | Account Reconcilement | Electronic Data Interchange
Image Services

Personal



Online & Cards

Online Banking and Bill Pay | E-Statements | CardValet®
Mobile Banking | Debit Card | Zelle®
Mobile Deposit | Credit Card



Checking

Personal Checking | Investment Checking | Preferred Choice Checking
55 Checking



Accounts

Premium Money Market | CDARS® | Individual Retirement Account
Personal Savings | Certificate of Deposit | Health Savings Account
Minor Trust Savings

⌂ Equal Housing Lender | Member FDIC | NMLS# 417441

[1] Not Insured by FDIC or Any Other Government Agency	Not Bank Guaranteed	Not Bank Deposits or Obligations	May Lose Value

CDARS is a registered service mark of IntraFi Network LLC.
CardValet is a registered trademark of Fiserv, Inc.
Apple Pay is a registered trademark of Apple Inc.
Zelle and the Zelle related marks are wholly owned by Early Warning Services, LLC and are used herein under license.

Lending

Business



Revolving Lines of Credit



Commercial Real Estate Lending



Dairy & Livestock



Asset-Based Lending



Term Lending



Equipment Financing



Agricultural Lending



Construction Lending



Small Business Administration



C-PACE Financing



Municipal Financing

Personal



Citizens Home Lending

Home Purchase
Home Refinance
Home Equity Line of Credit



Auto Financing

Investing

CITIZENSTRUST™

For more than 100 years, business owners and families in California have depended on the conscientious and disciplined wealth management strategies and seasoned experience available from CitizensTrust.



CitizensTrust
Wealth Management[1]

Asset Management

Charitable Services

Estate Planning



CitizensTrust
Investment Services[2]

Business & Succession Planning

Financial Planning

Personal Investing

Retirement Planning

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[1] Citizens Business Bank is not a registered broker/dealer. Trust and Wealth Management services are provided by CitizensTrust Wealth Management.

[2] **Securities and advisory services are offered through LPL Financial (LPL), a registered investment advisor and broker-dealer** (member **FINRA/SIPC**). Insurance products are offered through LPL or its licensed affiliates. Citizens Business Bank and CitizensTrust Investment Services **are not** registered as a broker-dealer or investment advisor. Registered representatives of LPL offer products and services using CitizensTrust Investment Services, and may also be employees of Citizens Business Bank. These products and services are being offered through LPL or its affiliates, which are separate entities from, and not affiliates of, Citizens Business Bank or CitizensTrust Investment Services. Securities and insurance offered through LPL or its affiliates are:

Not Insured by FDIC or Any Other Government Agency	Not Bank Guaranteed	Not Bank Deposits or Obligations	May Lose Value

Citizens Business Bank provides referrals to financial professionals of LPL Financial LLC ("LPL") pursuant to an agreement that allows LPL to pay the Financial Institution for these referrals. This creates an incentive for the Financial Institution to make these referrals, resulting in a conflict of interest. The Financial Institution is not a current client of LPL for brokerage or advisory services.

Please visit **https://www.lpl.com/disclosures/is-lpl-relationship-disclosure.html** for more detailed information.

Industry Expertise

Every industry is different, with unique needs and goals. Our financial expertise and successful track record enable us to specialize in providing powerful financial solutions for a wide range of industries.



Industrial & Manufacturing



Property Management



Title & Escrow



Agriculture



Nonprofit



Professional Services



Medical



Labor Management



Fiduciary Services



Dairy & Livestock



International Services



Government

















































































Clearinghouse CDFI
Thirty Thousand Dollars
Andy Garcia
Five Thousand Dollars
$5,000.00
Community Health System
Twenty-Five Thousand and 00/100
El Proyecto del Barrio, Inc
Twenty Thousand Dollars
FEEDING AMERICA
FOOD SHARE
Self Help Enterprises
Twenty Thousand
United Way of Kern
The Center by Lendistry
Twenty Five Thousand
CITIZENS BUSINESS BANK
Habitat for Humanity San Bernardino
Fifteen Thousand Dollars
HomeAid Orange County
Fifteen Thousand Dollars
Hillsides
Ten Thousand
10,000.00
WALL OF HONOR
JVS SoCal
LAUL
Fifteen Thousand Dollars
Educate
Neighborhood Collaborative
Fifteen Thousand
Arrowhead United Way
Mission Hospital Foundation
Twenty Thousand Dollars
$20,000.00
OPARC Inc
Ten Thousand dollars
OASIS Center International
Five Thousand Dollars
St. Joseph Hospital Foundation
Twenty Thousand and 00/100
Working Wardrobes for a New Start
Five Thousand Dollars
Youth Business
Twenty Thousand

Community Commitment

Each year, our associates dedicate thousands of hours of their own time to local organizations and charitable causes in the communities we live and serve. We are passionate about our communities, and it shows.

Citizens Business Bank is committed to strengthening our communities by offering superior financial services, establishing partnerships with local organizations, and consistently encouraging volunteerism at every level of the Bank. Our goal is to make a positive difference in the places we live and work, so current generations can experience a higher quality of life, and future generations can inherit a better world.

$1.73 Million
Total Amount
Donated in 2022



Youth Business Alliance | *Financial Sports Program*

Financial education is a preventative measure that can lead to more responsible financial management, helping young people make wiser decisions about debt, savings, credit, and investing. Like football, successful financial management requires strategy, discipline, and endurance. In 2022, Citizens Business Bank partnered with Youth Business Alliance (YBA) to launch the Financial Sports Program, teaching personal financial management principles to low-to-moderate income youth. The Financial Sports Program is presented as an interactive, educational football video game designed to help students test their knowledge of personal finance in a fun, competitive, learning environment using football. The program has received enthusiastic positive feedback from students and school administrators on the effectiveness of this learning model.

Clearinghouse CDFI | *B BOLD(ER) Internship Program*

The purpose of Clearinghouse Community Development Financial Institution's (CDFI) B BOLD(ER) internship program is to invest in tomorrow's leaders. Clearinghouse CDFI interns benefit from exposure to a professional setting, access to positive role models, and receiving real life job skills that help build a solid foundation for future success. The program offers a paid internship and scholarship to high school students as well as first-generation college students. As the Legacy funder for the program, Citizens Business Bank provided capacity-building resources to develop and launch the program, and hosted the program's first on-site intern in 2022.

City of Ontario | *Ontario Learns*

Access to low-cost, high-quality broadband to enable telework, distance learning, and digital inclusion became an evident need during the COVID-19 pandemic, particularly for low-to-moderate income communities. Citizens Business Bank provided financing in support of a city-wide broadband access project for the City of Ontario. The financing went to developing the infrastructure of a fiber-optic network enabling affordable access to high-speed internet for small businesses and local residents, including students. Additionally, our Bank provided a grant to the City of Ontario Friends of the Library to develop a digital inclusion program offering workshops on how to access the internet, use internet-based services, and other topics. Ontario Learns is a series of workshops and classes for adults held quarterly on a rotating schedule of topics including financial literacy, technological and digital literacy, home skills, reading skills, and health literacy with guest presenters from the Bank.

Inland SoCal United Way | *211 Careers Program*

As we enter our third year of collaboration with Inland SoCal United Way, Citizens Business Bank continues to work with the nonprofit organization and its 211 Careers Program. In 2022, we provided a grant to the 211 Careers Program, which assists low-to-moderate income individuals looking to enter or re-enter the workforce with one-on-one resume reviews and mock interview sessions. Each month, volunteers from our Bank host 12 separate career sessions to help address the needs of unemployed and underemployed individuals in the community. The success of the 211 Careers Program has lead to the addition of Interview Success Webinars, and an expansion of the program into Central California. United Way of Kern County and the Housing & Opportunity Foundation of Kern are already rolling out similar programs.

Housing & Opportunity Foundation of Kern | *Pathways to Career Success*

Housing & Opportunity Foundation of Kern (HOFK) helps residents in Kern County's low-income public housing and Section 8 program to become self-sufficient. Kern County has over 20,000 families on a wait list for rental housing. That number has increased significantly in the last year due to the pandemic and double-digit unemployment in the county. In 2022, Citizens Business Bank partnered with HOFK to launch the Pathways to Careers Success program. The program enables Bank associates to volunteer to conduct resume reviews and provide mock interviews to low-to-moderate income students and young adults seeking employment opportunities.

Community Service Employment Training | *Biz Hub*

Community Service Employment Training (CSET) aims to spur job creation in Tulare County. With the support of Citizens Business Bank, CSET runs the Biz Hub program, a unique hybrid of business development coaching and micro-loans that are intended to help low-income Tulare County entrepreneurs achieve their dreams. Biz Hub provides business development assistance, financial literacy education, coaching, micro-loans, and resource navigation services in several languages.

Fresno Unified School District | *Fresno Education Foundation*

In 2022, Citizens Business Bank provided a grant for the launch of the Fresno Unified School District Foundation. The Foundation was formed to help support students that attend the Fresno Unified School District by providing scholarships to low-income students and those who are first in their family to graduate high school and enter post-secondary education. Most of the students would not be able to attend college nor pursue technical education after high school without the aid of the Foundation. These scholarships positively change the students' lives and the lives of their families for generations.

The Citizens Experience is the difference between simply meeting our customers' needs and ensuring we have exceeded their expectations. It is our way of recognizing the associates who go above and beyond to deliver exceptional service.



As part of the Citizens Experience program, the prestigious Borba Cup is awarded annually to an associate who exemplifies our core values and demonstrates a deep commitment to high-quality customer service. For 2022, the Borba Cup was awarded to Jaime Alvizo, Vice President and Service Manager.

Leadership Team

With an average banking experience of more than 35 years, Citizens Business Bank's leaders form the foundations of success for the entire company. As individuals, each member of the leadership team contributes distinct perspectives and unique business and financial experience to the Bank. As a team, they're at the forefront of driving organizational growth, and their focus is on the long-term success of the Bank, our customers, our associates, and the communities we serve.



David A. Brager
President
Chief Executive Officer



E. Allen Nicholson
Executive Vice President
Chief Financial Officer



David C. Harvey
Executive Vice President
Chief Operating Officer



David F. Farnsworth
Executive Vice President
Chief Credit Officer



Richard H. Wohl
Executive Vice President
General Counsel



R. Daniel Banis
Executive Vice President
CitizensTrust



Yamynn De Angelis
Executive Vice President
Chief Risk Officer



Ted J. Dondanville
Executive Vice President
Banking Division



Hector G. Gutierrez, Esq.
Executive Vice President
Deputy Chief Credit Officer



Susan M. Mlot
Executive Vice President
Operations



Timothy B. Noone
Executive Vice President
Specialty Banking



G. Larry Zivelonghi
Executive Vice President
Dairy & Livestock Industries



Jeffrey S. Boyer
Senior Vice President
Los Angeles Region-North



Michael K. Currie
Senior Vice President
Information Technology



Gilbert W. Estrada
Senior Vice President
Inland Empire Region



Donald E. Evenson
Senior Vice President
CitizensTrust



Richard M. Favor
Senior Vice President
Central Coast Region



Deborah G. Gallagher
Senior Vice President
Small Business Administration



Derrick I. Hong
Senior Vice President
Internal Audit



Joyce Y. Kwon
Senior Vice President
Human Resources



Daniel Limon
Senior Vice President
Specialty Lending



Michael B. Mulcahy
Senior Vice President
Los Angeles Region-Metro



Rudy I. Ramirez
Senior Vice President
Information Security



Mark C. Richardson
Senior Vice President
Real Estate Banking



LaVon Short
Senior Vice President
Treasury Management
and Marketing



Michael D. Stain
Senior Vice President
Central Valley Region



David S. Stong
Senior Vice President
San Diego Region



Robert E. Zeltner
Senior Vice President
Orange County Region





Financial Summary

Consolidated Balance Sheets

CVB Financial Corp. and Subsidiaries

(Dollars in thousands, except share amounts)

	December 31,	
	2022	**2021**
Assets		
Cash and due from banks	$ 158,236	$ 90,012
Interest-earning balances due from Federal Reserve	45,225	1,642,536
Total cash and cash equivalents	203,461	1,732,548
Interest-earning balances due from depository institutions	9,553	25,999
Investment securities available-for-sale, at fair value (with amortized cost of $3,755,297 at December 31, 2022, and $3,185,249 at December 31, 2021)	3,255,211	3,183,923
Investment securities held-to-maturity (with fair value of $2,155,587 at December 31, 2022, and $1,921,693 at December 31, 2021)	2,554,301	1,925,970
Total investment securities	5,809,512	5,109,893
Investment in stock of Federal Home Loan Bank (FHLB)	27,627	17,688
Loans and lease finance receivables	9,079,392	7,887,713
Allowance for credit losses	(85,117)	(65,019)
Net loans and lease finance receivables	8,994,275	7,822,694
Premises and equipment, net	46,698	49,096
Bank owned life insurance (BOLI)	255,528	251,570
Accrued interest receivable	46,692	34,204
Intangibles	21,742	25,394
Goodwill	765,822	663,707
Income taxes	186,684	32,603
Other assets	108,946	118,301
Total assets	**$ 16,476,540**	**$ 15,883,697**

	December 31,	
	2022	**2021**
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 8,164,364	$ 8,104,056
Interest-bearing	4,671,881	4,872,386
Total deposits	**12,836,245**	**12,976,442**
Customer repurchase agreements	565,431	642,388
Other borrowings	995,000	2,281
Deferred compensation	22,092	20,879
Payable for securities purchased	-	50,340
Other liabilities	109,255	109,864
Total liabilities	**14,528,023**	**13,802,194**
Commitments and Contingencies		
Stockholders' Equity		
Common stock, authorized, 225,000,000 shares without par; issued and outstanding 139,818,703 at December 31, 2022, and 135,526,025 at December 31, 2021	1,300,466	1,209,903
Retained earnings	1,002,847	875,568
Accumulated other comprehensive (loss) income, net of tax	(354,796)	(3,968)
Total stockholders' equity	**1,948,517**	**2,081,503**
Total liabilities and stockholders' equity	**$ 16,476,540**	**$ 15,883,697**

Consolidated Statements of Earnings

CVB Financial Corp. and Subsidiaries

(Dollars in thousands, except per share amounts)

	Year Ended December 31,	
	2022	2021
Interest income:		
Loans and leases, including fees	**$ 389,192**	**$ 356,594**
Investment securities:		
Investment securities available-for-sale	68,508	38,273
Investment securities held-to-maturity	49,048	22,175
Total investment income	**117,556**	**60,448**
Dividends from FHLB stock	1,207	1,019
Interest-earning deposits with other institutions	6,713	2,569
Total interest income	**514,668**	**420,630**
Interest expense:		
Deposits	6,830	5,346
Borrowings and customer repurchase agreements	2,325	548
Junior subordinated debentures	-	186
Total interest expense	**9,155**	**6,080**
Net interest income before provision for (recapture of) credit losses	505,513	414,550
Provision for (recapture of) credit losses	10,600	(25,500)
Net interest income after provision for (recapture of) credit losses	**494,913**	**440,050**
Noninterest income:		
Service charges on deposit accounts	21,382	17,152
Trust and investment services	11,518	11,571
Bankcard services	1,470	1,789
BOLI income	5,356	8,500
Gain on OREO, net	-	1,177
Gain on sale of building, net	2,717	189
Other	7,546	7,007
Total noninterest income	**49,989**	**47,385**

	Year Ended December 31,	
	2022	2021
Noninterest expense:		
Salaries and employee benefits	131,596	117,871
Occupancy and equipment	22,737	19,756
Professional services	9,362	7,967
Computer software expense	13,503	11,584
Marketing and promotion	6,296	4,623
(Recapture of) unfunded loan commitments	-	(1,000)
Amortization of intangible assets	7,566	8,240
Acquisition related expenses	6,013	962
Other	19,482	19,784
Total noninterest expense	**216,555**	**189,787**
Earnings before income taxes	328,347	297,648
Income taxes	92,922	85,127
Net earnings	**$ 235,425**	**$ 212,521**
Basic earnings per common share	$ 1.67	$ 1.57
Diluted earnings per common share	$ 1.67	$ 1.56
Cash dividends declared per common share	$ 0.77	$ 0.72

Locations

Los Angeles County

Arcadia
626.445.7350

Burbank Airport
818.295.3200

Burbank (Toluca Lake)
818.843.0707

Century City
310.436.3480

Commerce
323.832.1820

Covina
626.915.8931

El Segundo
310.322.2222

Glendale
818.550.0400

La Cañada Flintridge
818.952.6085

Lancaster
661.723.2000

Manhattan Beach
310.802.4015

Monrovia
626.303.4661

Pasadena
626.405.4915

Pomona
909.629.4151

San Fernando Valley (Encino)
818.905.5760

San Gabriel
626.286.3166

Santa Clarita
661.295.2840

Santa Fe Springs
562.903.8120

South Bay (Torrance)
310.217.6000

South El Monte
626.442.4470

South Pasadena
626.403.5900

San Bernardino County

Apple Valley
760.961.6900

Chino
909.627.7316

Fontana
909.350.8080

Ontario Airport
909.980.1080

Redlands
909.307.8100

San Bernardino (Tri-City)
909.888.6363

Upland
909.946.6921

Riverside County

Corona
951.734.6120

Riverside
951.683.2112

Orange County

Brea
714.996.8150

Fullerton
714.773.0600

Huntington Beach
714.622.6060

Laguna Beach
949.494.9474

Laguna Hills (Spectrum)
949.581.4444

Laguna Niguel
949.249.0740

Newport Beach
949.440.5200

Orange (Katella)
714.288.5203

Orange (Plaza)
714.288.5300

Santa Ana
714.967.7222

San Diego County

San Diego (Carmel Valley)
858.847.6500

San Diego (Downtown)
858.350.8650

Ventura County

Camarillo
805.482.7600

Oxnard
805.485.7600

Ventura
805.477.7600

Westlake Village
805.557.7600

Santa Barbara County

Santa Barbara
805.324.5920

Kern County

Bakersfield (Downtown)
661.281.0300

Bakersfield (Rosedale)
661.589.9040

Bakersfield (Stockdale)
661.281.0325

Delano
661.725.8888

Tulare County

Porterville
559.306.1300

Tulare
559.687.3350

Visalia (Main)
559.622.9000

Fresno County

Fresno
559.261.0222

Kingsburg
559.802.1070

Stanislaus County

Modesto
209.353.2399

San Joaquin County

Lodi
209.334.7400

Stockton
209.851.3740

Madera County

Madera
559.664.9222

Yolo County

West Sacramento
916.830.3560

Sutter County

Yuba City
530.674.8900

CitizensTrust

Bakersfield
661.634.2345

Newport Beach
949.440.5231

Ontario
909.483.4392

Pasadena
626.564.6263

Visit cbbank.com/locations for more information

Corporate Information

Transfer Agent
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
866.280.0564
computershare.com/investor

NASDAQ Listing
CVB Financial Corp. stock is listed on the NASDAQ under the symbol of CVBF. The securities listed consist of one class of common stock.

As of December 30, 2022, there were 139,818,703 shares of common stock outstanding to approximately 23,481 shareholders.

Stockholder Information
Stockholders may obtain, without charge, Form 10-K of CVB Financial Corp., copies of this annual report, and interim reports by visiting our website at **investors.cbbank.com**

Mailing Address
CVB Financial Corp.
PO Box 51000
Ontario, CA 91761

Street Address
701 N Haven Avenue, Suite 350
Ontario, CA 91764
909.980.4030
Phone: 877.422.2265
cbbank.com

 Equal Housing Lender | Member FDIC | NMLS# 417441





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701 N Haven Avenue | Ontario, CA 91764 | 909.980.4030 | cbbank.com